Exhibit 21.1

CEVA, INC.
Subsidiaries

The following are the subsidiaries of CEVA, Inc.

Name	Jurisdiction of Incorporation

CEVA Limited	Northern Ireland
CEVA (UK) Limited(*)	Northern Ireland
CEVA Communications Limited(*)	Republic of Ireland
CEVA Design Limited(*)	Republic of Ireland
CEVA Development, Inc.	California
CEVA Inc.	Cayman Islands
CEVA Ireland Limited	Republic of Ireland
CEVA D.S.P. Limited	Israel
CEVA Research Limited(*)	Republic of Ireland
CEVA Services Limited	Republic of Ireland
CEVA Systems LLC	Delaware
Nihon CEVA K.K.	Japan
CEVA Technologies Limited	Republic of Ireland
CEVA SARL	France
CEVA Technologies, Inc.	Delaware

(*)	Currently in a liquidation process